Our File Number: 00031355.00001

Writer’s Direct Dial Number: 954-713-6407

Writer’s E-Mail Address: gbader@gunster.com

April 20, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Mark Webb, Legal Branch Chief

Re:	Responses to Comments on the Registration Statement on Form 10 filed by
Floridian Financial Group, Inc. on February 27, 2009
(File No. 000-53589)

Dear Mr. Webb:

On behalf of Floridian Financial Group, Inc. (the “Company”), we are transmitting the following responses in reply to the Staff’s comment letter dated March 30, 2009 (the “Comment Letter”) in connection with the above-referenced Registration Statement (“Registration Statement”) and certain related documents. These responses will supplement the Company’s responses provided in the response letter dated April 13, 2009 (the “Response Letter”) and are based on our conversations with Bill Schroeder on April 17, 2009.

Our understanding is that the Staff would like additional responses to comment 15 in the Comment Letter. The responses set forth herein are based on information provided to this Firm by the Company. The response to the Staff’s comments are numbered to relate to the corresponding comment in the Comment Letter. For your convenience, the response is preceded with an italicized recitation of the corresponding comment in the Comment Letter.

Note 1 – Business Combination, Page F-13

15.	We note your disclosure regarding the acquisition of Orange, please address and revise as necessary, the following:
▪	tell us how you determined Floridian was the accounting acquirer (refer to SFAS 141 paragraphs 15-19);

Response: As the Company previously disclosed in the Response Letter, the Company determined that the Company was the accounting acquirer, based on a qualitative as well as quantitative analysis. One of the primary factors used in this determination was the composition of the Board of Directors and senior management after the merger (“Merger”) of the Company and Orange Bank of Florida. This letter is meant to supplement the Company’s initial response in disclosing how this determination was made.

Las Olas Centre | 450 East Las Olas Blvd., Suite 1400 | Fort Lauderdale, FL 33301-4206 | 954.462.2000 | Fax: 954.53.1722 | www.gunster.com

FORT LAUDERDALE ·JACKSONVILLE ·MIAMI ·PALM BEACH ·STUART ·TALLAHASSEE ·VERO BEACH ·WEST PALM BEACH

Securities and Exchange Commission

Division of Corporation Finance

April 20, 2009

As discussed in Amendment No. 1 to the Registration Statement on Page 3, the Company follows a non-traditional method for mergers and acquisitions. Its “affiliate model” allows the Company to affiliate with community banks that are looking to benefit from a holding company structure to achieve their growth goals. Although the affiliate bank becomes a subsidiary of the Company, part of its strategy is to maintain the affiliate bank’s independence by keeping its existing directors and officers, as well as retaining the affiliate bank’s identity, while the Company provides centralized support to the affiliate bank.

This “affiliate model” strategy was developed by Charlie W. Brinkley, Jr., while he was Chairman and CEO of Southern Community Bancorp from its inception in 1999 until it was acquired by First National Bankshares of Florida in September 2004. While at Southern Community Bancorp, Mr. Brinkley was instrumental in acquiring Peninsula Bank, where Thomas H. Dargan, Jr. was Chief Executive Officer. After Southern Community Bancorp acquired Peninsula Bank in May 2001, Messrs. Brinkley and Dargan worked together to build Southern Community Bancorp into a large multi-bank holding company. Southern Community Bancorp was sold to First National Bankshares of Florida in September 2004, and First National Bankshares of Florida was sold to Fifth Third Bancorp in December 2004.

In connection with First National Bankshares of Florida’s sale to Fifth Third Bancorp in December 2004, Mr. Brinkley executed a non-competition agreement. At the conclusion of the non-competition agreement, Mr. Brinkley designed a plan to re-create Southern Community Bancorp using the same “affiliate model.” Thus, immediately upon the expiration of Mr. Brinkley non-competition agreement, Mr. Brinkley began implementing his strategy.

In October 2007, Mr. Brinkley began discussions with both the Company and Orange Bank of Florida to merge. The Company and Orange Bank of Florida executed a Plan of Merger and Merger Agreement (“Merger Agreement”) by and between Orange Bank of Florida and the Company on October 31, 2007, and consummated the merger on March 31, 2008. Mr. Brinkley was able to arrange these Merger discussion quickly because of his previous close relationship with Mr. Dargan, the Company’s President.

In connection with the Merger Agreement, Mr. Brinkley signed an employment agreement with Orange Bank of Florida (“Employment Agreement”). Mr. Brinkley was employed as an Executive Vice President of Orange Bank of Florida pending the consummation of the Merger. Pursuant to the Employment Agreement and the Merger Agreement, upon the effective time of the Merger, Mr. Brinkley was named the Chairman and Chief Executive Officer of the Company. Mr. Brinkley’s service with Orange Bank of Florida was a matter of convenience for the parties because Mr. Brinkley needed to be employed by one of the parties, and because of his already close relationship with members of management of the Company, it made more business sense for Mr. Brinkley to begin establishing strong relationships with the directors and management of Orange Bank of Florida. Thus, although from October 2007 until the Merger on March 31, 2008, Mr. Brinkley served as a director of Orange Bank of Florida, for purposes of determining the accounting acquirer under SFAS 141, the Company does not consider Mr. Brinkley a former Orange Bank of Florida director, but rather a neutral third party.

Pursuant to the Merger Agreement, upon the effective time of the Merger, Messrs. Hurt and Sandefur were named to the Company’s Board of Directors. Mr. Brinkley was responsible for appointing Messrs. Hurt and Sandefur to the Company’s Board of Directors. Neither Mr. Hurt nor Mr. Sandefur held any position with either the Company or Orange Bank of Florida prior to the Merger; however, both are former directors of Southern Community Bancorp.

Securities and Exchange Commission

Division of Corporation Finance

April 20, 2009

Board of Directors:

Below is a chart listing each member of the Company’s Board of Directors immediately after the Merger. In addition, in the second column, the position with the Company or Orange Bank of Florida, immediately prior to the merger, is listed. Finally, the third column, lists the year in which the director’s current term expires. It should be noted that each director was re-elected at an Annual Meeting of Shareholders on April 16, 2009 (the “2009 Annual Meeting”). Also at the 2009 Annual Meeting, the shareholders approved an amendment to the Company’s Articles of Incorporation, which separates the Board of Directors into three classes. The Company will file amended Articles of Incorporation with the Securities and Exchange Commission.

Name of Director	Position	Terms Expires
Charlie W. Brinkley, Jr.	None*	2012
Keith A. Bulko	Company Director and Floridian Bank President	2011
William F. Crider	Orange Bank Director	2010
Thomas H. Dargan, Jr.	Company and Floridian Bank Director, Floridian Chairman, and Chief Executive Officer	2012
Truman E. Gailey, Jr.	Company Director	2010
Jennings L. Hurt	None	2010
Michael L. McClanahan	Orange Bank Director and President and CEO of Orange Bank of Florida	2011
Roxy Marrese, Jr.	Company Director	2011
W. Warner Peacock	Orange Bank Director	2012
Stanley H. Sandefur	None	2012
Richard A. Anderson, Sr.	Orange Bank Director	Resigned in January 2009

* As discussed above, in connection with the Merger Agreement, Mr. Brinkley signed an Employment Agreement with Orange Bank of Florida. Mr. Brinkley was employed as an Executive Vice President and director of Orange Bank of Florida pending the consummation of the Merger. As discussed above, because his relationship with Orange Bank of Florida was for the convenience of the parties, for purposes of determining the accounting acquirer under SFAS 141, the Company does not consider Mr. Brinkley a former Orange Bank of Florida director, but rather a neutral third party.

Senior Management:

Below is a chart listing each member of senior management of the Company immediately after the Merger. In addition, in the second column, the position with the Company or Orange Bank of Florida, immediately prior to the Merger, is listed.

Securities and Exchange Commission

Division of Corporation Finance

April 20, 2009

Name of Director	Position
Charlie W. Brinkley, Jr.	None*
Linda Cook	None
Thomas H. Dargan, Jr.	Chairman and Chief Executive Officer of the Company
Michael L. McClanahan	President and CEO of Orange Bank of Florida
John Waters	Chief Financial Officer of the Company

* As discussed above, Mr. Brinkley was employed as an executive vice president of Orange Bank of Florida pending the consummation of the Merger. Due to the circumstances of his employment, for purposes of determining the accounting acquirer under SFAS 141, the Company does not consider Mr. Brinkley a former Orange Bank of Florida officer, but rather a neutral third party.

Pursuant to the Merger Agreement, upon the effective time of the Merger, Ms. Cook was appointed as the Company’s Corporate Secretary. Mr. Brinkley was responsible for appointing Ms. Cook. Ms. Cook did not hold any position with either the Company or Orange Bank of Florida prior to the Merger.

* * *

Please contact me at (954) 713-6407 or David C. Scileppi at (954) 713-6433, via fax at (954) 523-1722, or via e-mail at gbader@gunster.com or dscileppi@gunster.com, if you have any comments or questions about this letter.

Very truly yours,

Gunster, Yoakley & Stewart, P.A.

By:	/s/ Gregory K. Bader
Gregory K. Bader
Authorized Signatory